Exhibit 11



                         Continental Homes Holding Corp.
                        Computation of Earnings Per Share
                      (In thousands, except per share data)

                                          Three months ended   Nine months ended
                                              February 28,        February 28,
                                              ------------        ------------
Fully diluted:                               1997      1996      1997      1996
                                             ----      ----      ----      ----
Net income                                 $ 6,758   $ 5,301   $23,786   $15,840
Interest expense on convertible
  subordinated notes, net of
  income taxes                                 875       910     2,624     1,904
                                           -------   -------   -------   -------
                                           $ 7,633   $ 6,211   $26,410   $17,744
                                           =======   =======   =======   =======

Weighted average number of
  shares outstanding                         6,897     6,974     6,960     6,950
Conversion of convertible
  subordinated notes (42.55 shares
  per $1,000 principal amount of notes)       --         164      --       1,049
Conversion of convertible
  subordinated notes (42.105 shares
  per $1,000 principal amount of notes)      3,632     3,611     3,632     1,441
Incremental shares relating to stock
  options exercisable                           64        79        56        86
                                           -------   -------   -------   -------
Weighted average number of shares
  outstanding assuming full dilution        10,593    10,828    10,648     9,526
                                           =======   =======   =======   =======

Fully diluted net income per share         $   .72   $   .57   $  2.48   $  1.86
                                           =======   =======   =======   =======